UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMENDMENT NO. 1

________________

NEW FRONTIER ENERGY, INC.
(Name of Subject Company (Issuer)) and Filing Persons (Offeror))

Paul G. Laird
President, Chief Executive Officer and Director
1789 W. Littleton Blvd.
Littleton, Colorado  80120
(303) 730-9994

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$25,681,315.20 (1)	$1,433.02 (2)

(1)           Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on (i) the book value of the Series B Preferred Stock of $2,768,035.20, and (ii) the book value of the Series C Preferred Stock of $22,913,280.

(2)           The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by ..00005580 and equals $1,433.02.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:	$1,433.02	Filing Party:	New Frontier Energy, Inc.
Form or Registration No.:	SC TO-I	Date Filed:	October 8, 2009

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

                ☒   issuer tender offer subject to Rule 13e-4.

                ☐    going-private transaction subject to Rule 13e-3.

                                ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

                                ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

                                ☐    Rule 14d-1(d) (Cross–Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends the Tender Offer Statement filed on October 8, 2009 (the “Original Schedule TO”) by New Frontier Energy, Inc., a Colorado corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the “Exchange Offers”) any and all of the Company’s issued and outstanding (i) Series B 12% Cumulative Convertible Preferred Stock and the accrued and unpaid dividends thereunder and (ii) 2.5% Series C Cumulative Convertible Preferred Stock and the accrued and unpaid dividends thereunder, for newly issued shares of the Company’s common stock, par value $0.001 per share.

All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings assigned to them in the Offer to Exchange as amended or supplemented.

Items 1 to 12.

Item 1 to 11 of the Original Schedule TO are hereby amended as follows.

The Company has determined that it is in the best interests of the Company and its shareholders to terminate the Exchange Offers.  The Company did not acquire any Exchangeable Securities in the Exchange Offers.

Pursuant to Rule 13e-4(f)(5), the Company shall promptly return all tendered Exchangeable Securities to the tendering holders without cost to such tendering holders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW FRONTIER ENERGY, INC.

Date: November 4, 2009	By:	/s/ Paul G. Laird
Name: Paul G. Laird
Title: Chief Executive Officer, President, Principal Financial and Accounting Officer, Treasurer and Director